UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number: 001-33728

NOAH EDUCATION HOLDINGS LTD.

Unit F, 33rd Floor, NEO Tower A

Che Gong Miao

Futian District, Shenzhen

Guangdong Province 518040, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Education Holdings Ltd.

By:	/s/ Dora Li
Name:	Dora Li
Title:	Chief Financial Officer

Date: May 15, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release

Exhibit 99.1

FOR IMMEDIATE RELEASE

Noah Education Announces Unaudited Third Quarter of Fiscal Year 2012 Results

Net Revenue Increased 61.1% Year-Over-Year

Exceeds Guidance to RMB37.3 Million

Shenzhen, China, May 14, 2012 – Noah Education Holdings Ltd. (“Noah” or the “Company”) (NED), a leading provider of education services in China, today announced its unaudited financial results for the third quarter of fiscal year 2012 ended March 31, 2012.

Third Quarter Fiscal 2012 Highlights

•	Net revenue increased 61.1% year-over-year to RMB37.3 million (US$5.9 million)

•	Gross profit increased 38.8% year-over-year to RMB17.3 million (US$2.8 million), and gross profit margin was 46.5%

•	Operating loss was RMB1.8 million (US$0.3 million), compared to operating loss of RMB6.7 million in the third quarter of fiscal 2011

•	Net income increased 31.7% year-over-year to RMB2.2 million (US$0.3 million)

•	Basic and diluted earnings per share were RMB0.04 (US$0.01), compared to basic and diluted earnings per share of RMB0.02 in the third quarter of fiscal 2011 from continuing operations

•

Non-GAAP basic and diluted earnings per share were RMB0.05 (US$0.01) from continuing operations, compared to non-GAAP basic and diluted earnings per share of RMB0.06 in the third quarter of fiscal 2011

•	Total student enrollments reached approximately 17,500, representing an increase of approximately 43% year-over-year

Commenting on the results, Dong Xu, Chairman and Chief Executive Officer of Noah, said, “We are pleased to report another strong quarter of revenue growth that exceeded guidance, in a quarter that is traditionally a slow season with the presence of the winter break. The kindergarten operations remain our key growth driver, recording about a 220.3% year-over-year growth and accounting for 55.0% of our net revenue. The robust performance of our kindergarten platform, as a vital entry point for a student’s lifelong education and a sound base from which to broaden our offering, validates our growth strategy and is expected to continue to fuel our organic growth.”

Mr. Xu continued, “Looking ahead into the next quarter, we will continue to seek a balance of growth and profitability. We will continue to ramp up existing schools and kindergartens, with the aim to achieve higher utilization rates and operating efficiency in the next academic year, while managing gross margin at the expected level. We also expect a strong quarter in terms of revenue recognition, as there is no school break between April and June and we anticipate full three months revenue contribution from all kindergartens and schools. As our operations grow organically, we will continue to pursue acquisition opportunities with our strong cash position, creating long-term values for our shareholders.”

Commenting on the financials, Dora Li, Chief Financial Officer, said, “We saw a modest improvement in our gross margin this quarter over last quarter, and successfully exceeded the indicated 45% level. We expect the overall gross margin for fiscal 2012 to maintain above 45%. On the operations front we sustained our investment in R&D, brand building and human capital, which is vital for future development. While we were impacted by a number of one-off expenses during the current fiscal year, we expect that, excluding these one-off expenses, our operations are on course to achieve break even by the end of fiscal 2012.”

Third Quarter Fiscal Year 2012 Unaudited Financial Results

Net revenue

Net revenue for the third quarter of fiscal 2012 increased 61.1% to RMB37.3 million (US$5.9 million) from RMB23.1 million in the third quarter of fiscal 2011, driven mainly by the organic and acquisitive growth from the kindergartens and incremental revenue from newly opened schools.

In terms of revenue breakdown by business lines, revenue from kindergartens for the third quarter of fiscal 2012 was RMB20.5 million (US$3.3 million), representing a year-over-year increase of 220.3% and was driven by incremental revenue contribution from Yuanbo Education’s kindergartens and organic growth from existing kindergartens. Revenue from primary and secondary schools was RMB8.7 million (US$1.4 million), representing a year-over-year increase of 1.2%. Revenue from supplemental education, which includes English training courses and sale of teaching materials, was RMB8.1 million (US$1.3 million), remained at a similar level when compared with the third quarter of fiscal 2011 as two of the learning centers were closed for relocation.

	Q3 FY2012		Q3 FY2011
Services	Revenue (RMB million)	Percentage of total revenue	Revenue (RMB million)	Percentage of total revenue
Kindergartens	20.5	55.0%	6.4	27.7%
Primary and secondary schools	8.7	23.3%	8.6	37.2%
Supplemental education	8.1	21.7%	8.1	35.1%

Total	37.3	100.0%	23.1	100.0%

Gross profit and gross profit margin

Gross profit for the third quarter of fiscal 2012 increased 38.8% year-over-year to RMB17.3 million (US$2.8 million) from RMB12.5 million for the third quarter of fiscal 2011. The increase in gross profit was primarily driven by the continued strong growth of the kindergarten operations.

Gross profit margin was 46.5%, compared with 53.9% in the third quarter of fiscal 2011, and 44.5% in the second quarter of fiscal 2012. The contraction was mainly due to an expanded portion of revenue contributed by kindergartens, which increased its contribution and accounted for 55.0% of total revenue in the current quarter, as compared with 27.7% in the third quarter of fiscal 2011. The improvement over the last quarter was due to kindergarten operations having made improvements on gross margin while in ramp up stage.

Operating expenses

Operating expenses for the third quarter of fiscal 2012 totaled RMB23.2 million (US$3.7 million), a year-over-year increase of 9.4% from RMB21.2 million. As a percentage of net revenue, operating expenses were 62.3%, down from 91.7% in the same period of fiscal 2011. The operating expenses at its current level were a result of incremental expenses of approximately RMB 4.1 million (US$0.65 million) from Yuanbo Education’s kindergartens and newly opened schools in the current fiscal year.

Research and development (“R&D”) expenses for the third quarter of fiscal 2012 increased 63.4% year-over-year to RMB0.8 million (US$0.1 million) from RMB0.5 million. As a percentage of net revenue, R&D expenses were 2.1%, a similar level akin to the third quarter of fiscal 2011. In order to build on teaching material and content development capabilities, the Company will maintain its investment in R&D while at the same time focusing its efforts to achieve operational leverage.

Sales and marketing (“S&M”) expenses for the third quarter increased 61.8% year-over-year to RMB1.3 million (US$0.2 million) from RMB0.8 million. As a percentage of net revenue, S&M expenses were 3.5%, maintained at the same level as in the same period of fiscal 2011. With the continued expansion of revenue, S&M expenses as a percentage of revenue is expected to maintain at a similar level in fiscal 2012 while the Company sustains its initiatives in brand promotion.

General and administrative (“G&A”) expenses for the third quarter of fiscal 2012 increased 6.0% year-over-year to RMB21.1 million (US$3.4 million) from RMB19.9 million. The increase in G&A expenses was mainly due to incremental expenses of RMB4.1 million (US$0.65 million) incurred by Yuanbo Education’s kindergartens and newly opened schools in the current fiscal year. As a percentage of net revenue, G&A expenses were 56.6%, compared to 86.1% in the same period of fiscal 2011. The lower percentage of G&A expenses to net revenue primarily reflected the improvement of the Company’s operational leverage with the expansion of revenue scale.

Other operating income

Other operating income for the third quarter of fiscal 2012 totaled RMB4.1 million (US$0.6 million), compared to RMB2.1 million in the same quarter of fiscal 2011. The increase was mainly attributable to rental income.

Operating loss

Operating loss for the third quarter of fiscal 2012 was RMB1.8 million (US$0.3 million), compared to an operating loss of RMB6.7 million in the third quarter of fiscal 2011.

Other non-operating income

Interest income for the third quarter of fiscal 2012 was RMB0.2 million (US$0.04 million), compared to RMB0.2 million in the third quarter of fiscal 2011. Investment income for the third quarter of fiscal 2012 was RMB5.5 million (US$0.9 million), compared to RMB2.6 million in the third quarter of fiscal 2011. Other non-operating income was RMB0.04 million (US$0.01 million), compared to other non-operating income of RMB7.3 million in the same period of fiscal 2011, which included RMB6.9 million in foreign exchange gains due to the impact of the US dollar depreciation on intercompany loans.

Income tax expenses

Income tax expenses were RMB1.7 million (US$0.3 million) in the third quarter of fiscal 2012, compared to RMB1.8 million for the same period in fiscal 2011.

Net income

Net income for the third quarter of fiscal 2012 was RMB2.2 million (US$0.3 million), a year-over-year increase of 31.7% from RMB1.6 million in the same period of fiscal 2011. Basic and diluted earnings per share were RMB0.04 (US$0.01), compared with basic and diluted earnings per share of RMB0.02 in the third quarter of fiscal 2011 from continuing operations.

Net income excluding share-based compensation expenses (non-GAAP) for the third quarter of fiscal 2012 was RMB2.6 million (US$0.4 million), compared with RMB3.2 million in the same period of fiscal 2011. Non-GAAP basic and diluted earnings per share for the third quarter of fiscal 2012 were RMB0.05 (US$0.01), compared with RMB0.06 in the third quarter of fiscal 2011.

Liquidity

Cash and cash equivalents, and short-term other investments totaled RMB526.2 million (US$83.6 million) on March 31, 2012, compared to RMB504.6 million on December 31, 2011. For the three months ended March 31, 2012, the Company generated RMB26.6 million (US$4.2 million) in cash from operations as a result of tuition fees collection at the beginning of the spring school term.

Deferred revenue

Deferred revenue related to tuition fees and franchising fees as of March 31, 2012 was RMB44.5 million (US$7.1 million). This compares to deferred revenue related to tuition fees and franchising fees of RMB24.1 million as of December 31, 2011. Deferred revenue primarily includes the tuition fees and franchising fees collected but has not yet recognized during the quarter. It will be recognized according to course and contract schedule.

Operating Updates

•	Total schools and kindergartens network was 51 at the end of the third quarter of fiscal 2012, compared with 27 as of March 31, 2011. The network included:

•	33 kindergartens – one of the kindergartens was in the process of finalizing licenses and did not contribute to the revenue during the quarter; six of them are in a ramp up period.

•	5 primary and secondary schools – one of them opened in first quarter of fiscal 2012 remained in ramp up stage.

•

13 directly owned supplemental training centers – two training centers were closed for relocation and we are in the process of selecting suitable relocation sites. The number of students enrolled in supplemental training centers may temporarily be impacted as a result.

•	Student enrollment totaled approximately 17,500, a year-over-year increase of about 43% due to the expansion of the network, and includes:

•	More than 8,900 for kindergartens

•	More than 3,900 for primary and secondary schools

•	More than 4,500 for directly owned supplemental training centers

Financial Outlook for Full Fiscal 2012 and for the Fourth Quarter of Fiscal 2012

Based on current estimates and market conditions, for the fourth quarter of fiscal 2012, Noah expects to generate net revenue in the range of RMB37 million (US$5.9 million) to RMB39 million (US$6.2 million). For the full fiscal 2012, the Company expects to generate revenue between RMB145 million (US$23.0 million) and RMB155 million (US$24.6 million). This forecast reflects Noah’s current and preliminary view, which is subject to change.

Conference Call

Noah’s senior management will host a conference call at 8:00 am (Eastern)/5:00 am (Pacific)/8:00 pm (Beijing) on Tuesday, May 15, 2012 to discuss its third quarter of fiscal year 2012 financial results and recent business activities. The conference call may be accessed by calling:

US	+1-866-519-4004
International (toll)	+1-718-354-1231
China, Domestic mobile	400-620-8038
China, Domestic	800-819-0121
Hong Kong	800-930-346

Please dial in 10 minutes before the scheduled starting time. An operator will answer your call and please use “Noah” as the verbal passcode to access the call. Replay of the conference call will be available from 11:00 am on May 15, 2012 until May 22, 2012 by dialing the following numbers:

US	+1-866-214-5335
International (toll)	+61-2-8235-5000
China North	10-800-714-0386
China South	10-800-140-0386
Hong Kong	800-901-596
Passcode	74427452

A live webcast and replay will be available on the investor relations page of Noah’s website at http://ir.noaheducation.com.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on our year-end financial statements, which could result in significant differences from this unaudited financial information.

Currency Convenience Translation

For the convenience of readers, certain RMB amounts in the statement of operations, balance sheet and cash flow statements have been translated into US dollars at the average rate of RMB6.2975, the noon buying rate for US dollars in effect on March 31, 2012 for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Use of Non-GAAP Financial Measures

In addition to consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP net income which excludes non-cash share-based compensation. The Company believes that the non-GAAP financial measures provide investors with another method for assessing the Company’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company’s liquidity and when planning and forecasting future periods.

About Noah Education Holdings Ltd

Noah is a leading provider of education services in China. The Company’s brands include Wentai Education, which operates and manages high-end kindergartens, primary and secondary schools, Little New Star, which provides English language training for children aged 3-12 in its directly owned and franchised training centers, and Yuanbo Education, which focuses on early childhood education services in the Yangtze Delta region. Noah was founded in 2004 and is listed on the New York Stock Exchange under the ticker symbol NED. For more information about Noah, please visit http://ir.noaheducation.com.

Safe Harbor Statement

This press release contains forward-looking statements that reflect Noah’s current expectations and views of future events that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Noah has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. You should understand that our actual future results may be materially different from and worse than what Noah expects. Information regarding these risks, uncertainties and other factors is included in Noah’s most recent Annual Report on Form 20-F and other filings with the SEC.

Investor Contacts

Noah Education Holdings Ltd.

Email: ir@noaheducation.com

Noah Education Holdings Ltd.

Consolidated Balance Sheet

	December 31 2011	March 31 2012
	Unaudited	Unaudited
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	227,081,421	170,425,517	27,062,408
Investments	277,503,441	355,803,441	56,499,157
Accounts receivables, net of allowance of doubtful debts	1,016,420	1,041,545	165,390
Related party receivables	—	27,304	4,336
Inventories	5,399,821	5,473,177	869,103
Prepaid expenses and other current assets	13,367,666	20,487,327	3,253,248

Total current assets	524,368,769	553,258,311	87,853,642
Investments	10,358,680	10,649,956	1,691,140
Property, plant and equipment, net	190,694,012	188,229,079	29,889,493
Intangible assets, net	74,255,629	73,015,509	11,594,364
Goodwill	114,132,679	114,132,679	18,123,490
Call option	7,913,000	7,393,000	1,173,958
Deposit for property, plant and equipment	1,426,266	2,804,050	445,264
Deferred tax assets	511,525	398,968	63,354

Total assets	923,660,560	949,881,552	150,834,705

Liabilities and Shareholders’ Equity
Current liabilities
Accountants payable (including account payables of the consolidated VIEs without recourse to Noah of RMB1,629,675, RMB1,876,464 as of December 31, 2011 and March 31, 2012, respectively)	1,714,733	2,057,336	326,691
Other payables and accruals (including other payables, accruals of the consolidated VIEs without recourse to Noah of RMB11,679,714, RMB15,355,145 as of December 31, 2011 and March 31, 2012, respectively)	34,087,448	37,215,062	5,909,498
Advances from customers (including advance from customer of the consolidated VIEs without recourse to Noah of RMB435,506, RMB208,622 as of December 31, 2011 and March 31, 2012)	440,157	213,678	33,931
Income tax payable (including income tax payables of the consolidated VIEs without recourse to Noah of RMB5,325,202, RMB4,841,222 as of December 31, 2011 and March 31, 2012, respectively)	9,689,573	10,176,340	1,615,933
Deferred revenue (including deferred revenues of the consolidated VIEs without recourse to Noah of RMB6,040,818, RMB18,893,092 as of December 31, 2011 and March 31, 2012, respectively)	23,099,407	43,143,663	6,850,919
Contingent Consideration	6,398,422	7,552,000	1,199,206

Total current liabilities	75,429,740	100,358,079	15,936,178
Deferred revenues - non current	4,702,591	4,730,735	751,208
Deferred tax liabilities	8,150,121	7,753,565	1,231,213
Contingent consideration payable - non current	1,163,532	—	—

Total non-current liabilities	14,016,244	12,484,300	1,982,421
Total liabilities	89,445,984	112,842,379	17,918,599

Shareholders’ Equity
Ordinary shares	14,848	14,848	2,358
Additional paid-in capital	1,046,012,157	1,046,492,325	166,175,836
Accumulated other comprehensive loss	(125,441,233)	(125,254,271)	(19,889,523)
Accumulated losses	(152,163,907)	(150,617,263)	(23,916,993)

Total shareholders’ equity	768,421,865	770,635,639	122,371,678

Minority interest	65,792,711	66,403,534	10,544,428

Total liabilities and shareholders’ equity	923,660,560	949,881,552	150,834,705

Noah Education Holdings Ltd.

Consolidated Statements of Operations

	Three months ended			Nine months ended
	March 31			March 31
	2011	2012		2011	2012
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB	RMB	USD	RMB	RMB	USD
Net revenue	23,141,479	37,270,199	5,918,253	63,900,981	116,351,788	18,475,869
Cost of revenue	(10,658,055)	(19,945,356)	(3,167,186)	(29,421,000)	(62,817,369)	(9,974,969)

Gross profit	12,483,424	17,324,843	2,751,067	34,479,981	53,534,419	8,500,900
Research & development expenses	(479,753)	(783,723)	(124,450)	(1,592,862)	(2,256,886)	(358,378)
Sales & marketing expenses	(815,099)	(1,318,864)	(209,427)	(2,824,136)	(4,513,559)	(716,722)
General and administrative expenses	(19,923,459)	(21,111,395)	(3,352,345)	(49,846,829)	(65,118,894)	(10,340,436)
Other expenses	(10,332)	(16,291)	(2,587)	(469,048)	(33,463)	(5,314)

Total operating expenses	(21,228,643)	(23,230,273)	(3,688,809)	(54,732,875)	(71,922,802)	(11,420,850)

Other operating income	2,063,854	4,093,262	649,982	3,300,181	12,381,499	1,966,097

Operating loss	(6,681,365)	(1,812,168)	(287,760)	(16,952,713)	(6,006,884)	(953,853)
Interest income	237,855	239,935	38,100	1,593,698	931,370	147,895
Finance cost	—	(118,189)	(18,767)	—	(349,143)	(55,441)
Investment income	2,556,986	5,492,581	872,184	6,519,581	13,202,071	2,096,399
Other Non-Operating income	7,312,006	38,476	6,110	25,721,710	3,399,258	539,779

Income before income taxes	3,425,482	3,840,635	609,867	16,882,276	11,176,672	1,774,779
Income tax expenses	(1,787,464)	(1,683,167)	(267,275)	(3,684,919)	(4,932,350)	(783,223)

Net income from continuing operations	1,638,018	2,157,468	342,592	13,197,357	6,244,322	991,556
Net loss from discontinued operations	(292,545,757)	—	—	(379,442,598)	—	—
less: Net income attributable to non-controlling interest	939,377	610,823	96,995	1,580,443	2,548,907	404,749

Net (loss)income attributable to controlling interest	(291,847,116)	1,546,645	245,597	(367,825,684)	3,695,415	586,807

Net income per share from continuing operation
Basic	0.02	0.04	0.01	0.31	0.10	0.02
Diluted	0.02	0.04	0.01	0.31	0.10	0.02

Weighted average ordinary shares outstanding
Basic	36,314,550	37,625,186	37,625,186	37,033,095	37,640,503	37,640,503
Diluted	36,314,550	37,718,241	37,718,241	37,265,561	37,744,299	37,744,299

Noah Education Holdings Ltd.

Reconciliation of Non-GAAP to GAAP

	Three months ended					Nine months ended
	March 31					December 31
	2011		2012			2011			2012
	(Unaudited)		(Unaudited)			(Unaudited)			(Unaudited)
	RMB	% of Rev	RMB	USD	% of Rev	RMB	% of Rev	RMB	USD	% of Rev

GAAP net revenue	23,141,479	100.0%	37,270,199	5,918,253	100.0%	63,900,981	100.0%	116,351,788	18,475,869	100.0%

GAAP gross profit	12,483,424	53.9%	17,324,843	2,751,067	46.5%	34,479,981	54.0%	53,534,419	8,500,900	46.0%
Share-based compensation	—	0.0%	—	—	0.0%	—	0.0%	—	—	0.0%

Non-GAAP gross profit	12,483,424	53.9%	17,324,843	2,751,067	46.5%	34,479,981	54.0%	53,534,419	8,500,900	46.0%

GAAP operating loss	(6,681,365)	-28.9%	(1,812,168)	(287,760)	-4.9%	(16,952,713)	-26.5%	(6,006,883)	(953,853)	-5.2%
Share-based compensation	1,574,262	6.8%	480,169	76,248	1.3%	6,085,378	9.5%	2,279,837	362,023	2.0%

Non-GAAP operating loss	(5,107,103)	-22.1%	(1,331,999)	(211,512)	-3.6%	(10,867,335)	-17.0%	(3,727,046)	(591,830)	-3.2%

GAAP net income	1,638,018	7.1%	2,157,468	342,592	5.8%	13,197,357	20.7%	6,244,322	991,556	5.4%
Share-based compensation	1,574,262	6.8%	480,169	76,248	1.3%	6,085,378	9.5%	2,279,837	362,023	2.0%

Non-GAAP net income	3,212,280	13.9%	2,637,637	418,840	7.1%	19,282,735	30.2%	8,524,159	1,353,579	7.3%

GAAP net income per share from continuing operations
Basic	0.02		0.04	0.01		0.31		0.10	0.02
Diluted	0.02		0.04	0.01		0.31		0.10	0.02

Non-GAAP net income per share
Basic	0.06		0.05	0.01		0.48		0.16	0.03
Diluted	0.06		0.05	0.01		0.48		0.16	0.03

Note: This reconciliation is for illustration purposes, to compare GAAP and Non-GAAP performance for the continuing operations

Noah Education Holdings Ltd.

Consolidated Cash Flow Statements

	For Three Months Ended March 31			For Nine Months Ended March 31
	2011	2012	2012	2011	2012	2012
	RMB	RMB	USD	RMB	RMB	USD
Cash flows from operating activities
Net income	1,638,018	2,157,468	342,592	13,197,357	6,244,322	991,556
Adjustments to reconcile net income
Amortization of intangible assets	787,986	1,200,120	190,571	2,245,046	3,503,724	556,367
Depreciation of property, plant and equipment	3,037,251	6,084,554	966,186	9,963,331	15,933,387	2,530,113
Loss on disposal of PPE	—	13,196	2,095	—	13,196	2,095
Share-based compensation expenses	1,574,262	480,169	76,248	6,085,379	2,279,837	362,023
Unrealized exchange difference	(6,884,347)	(133,817)	(21,249)	(24,172,932)	(2,904,566)	(461,225)
Unrealized gain on trading investment	—	—	—	(706,454)	—	—
Realized gain on trading investment	—	—	—	(358,377)	—	—
Impairment loss on Franklin B Share investment	681,866	50,354	7,996	681,866	581,574	92,350
Change in fair value of call option	—	520,000	82,572	—	520,000	82,572

Changes in operating assets & liabilities
Trading investments	—	—	—	6,561,451	—	—
Accounts receivable	403,603	(25,125)	(3,990)	1,186,750	626,462	99,478
Related party receivables	—	(27,304)	(4,336)	—	(27,304)	(4,336)
Inventories	366,375	(73,356)	(11,648)	(609,999)	724,791	115,092
Prepaid and others	2,606,937	(7,119,661)	(1,130,554)	19,125,302	40,838,781	6,484,920
Deferred tax assets	—	112,557	17,873	—	94,919	15,072
Accounts payable	(742,522)	342,604	54,403	(735,476)	(778,258)	(123,582)
Other payables and accruals	(4,890,899)	3,117,659	495,063	(18,489,711)	(3,083,153)	(489,584)
Advances from customers	116,734	(226,479)	(35,963)	(130,459)	(13,838)	(2,197)
Deferred revenue	8,202,745	20,072,400	3,187,360	4,518,080	22,126,525	3,513,541
Income tax payable	1,877,478	486,767	77,295	3,085,546	4,444,260	705,718
Deferred tax liabilities	(162,892)	(396,556)	(62,970)	(263,555)	(1,410,976)	(224,053)

Operating cash provided by continuing operation	8,612,595	26,635,550	4,229,544	21,183,145	89,713,683	14,245,920
Operating cash from (used in) discontinued operation	1,213,920	—	—	(53,007,779)	—	—

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment	(225,146)	(3,592,817)	(570,515)	(14,870,813)	(23,332,652)	(3,705,066)
Acquisition of intangible assets	—	—	—	(125)	(40,000)	(6,352)
Acquisition of Wentai	—	—	—	(4,380,923)	—	—
Acquisition of Yuanbo	—	—	—	—	(25,097,107)	(3,985,249)
Acquisition of LNS	(6,636,123)	—	—	(6,636,123)	—	—
Prepayment for property, plant and equipment	—	(1,377,784)	(218,783)	—	(2,060,807)	(327,242)
Repayment of deposit for investment	—	—	—	4,200,000	—	—
Deposits for long-term investments	(6,000,000)	—	—	(6,000,000)	—	—
Decrease/(Increase) in HTM investment	151,956,129	(78,300,000)	(12,433,505)	(94,003,441)	(305,800,000)	(48,558,952)
Decrease in short-term fixed deposits	—	—	—	60,000,000	32,000,000	5,081,382
Decrease in AFS investment	—	—	—	37,000,000	—	—

Investing cash flow from (used in) continuing operation	139,094,860	(83,270,601)	(13,222,803)	(24,691,425)	(324,330,566)	(51,501,479)
Investing cash flow used in discontinued operation	(1,225,362)	—	—	(2,296,494)	—	—

Cash flows from (used in) financing activities
Proceed from exercise of employee share options	47,290	—	—	357,993	1,572,428	249,691
Shares repurchases	—	—	—	(17,818,804)	(145,617)	(23,123)
Dividend paid to non-controlling shareholders	—	—	—	(450,000)	(950,000)	(150,854)

Financing cash flow from (used in) continuing operation	47,290	—	—	(17,910,811)	476,811	75,714
Financing cash flow from discontinued operation	—	—	—	—	—	—
Effect of exchange rate changes on cash	(330,798)	(20,853)	(3,312)	(1,825,364)	(1,309,112)	(207,878)
Net increase (decrease) in cash	147,743,303	(56,635,051)	(8,993,259)	(76,723,364)	(234,140,072)	(37,179,845)
Cash and cash equivalents at beginning of period	280,766,291	227,081,421	36,058,979	506,727,524	405,874,701	64,450,131
Cash and cash equivalents at end of period	428,178,796	170,425,517	27,062,408	428,178,796	170,425,517	27,062,408